CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars, unless otherwise stated)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Continental Minerals Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
April 9, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$33,040,579	$1,791,802
Amounts receivable	211,864	227,598
Amounts due from related parties (note 9)	–	643,055
Prepaid expenses and deposits	668,407	168,078
	33,920,850	2,830,533

Mineral property interests (note 5)	117,287,309	112,747,309
Property and equipment (note 6)	548,280	523,327
Investments (note 4(b))	1	1
	$151,756,440	$116,101,170

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,912,150	$3,581,150
Amounts due to related parties (note 9)	345,420	–
Loan from related party (note 9)	–	1,500,000
Current portion of long-term payable (note 5(a)(iii))	991,300	578,650
Convertible promissory note (note 7)	–	11,034,366
	3,248,870	16,694,166

Long-term payable (note 5(a)(iii))	991,300	1,735,950
Future income tax liabilities (note 11)	25,510,000	26,948,000

Shareholders' equity
Share capital (note 8(b))	175,044,539	107,421,628
Convertible promissory note - conversion right (note 7)	–	695,932
Contributed surplus (notes 8(e))	10,680,085	4,322,759
Deficit	(63,718,354)	(41,717,265)
	122,006,270	70,723,054
Commitments (notes 4(a), 5, and 8(f))
Subsequent events (notes 5(a)(iii) and 8(d))

	$151,756,440	$116,101,170

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Zhi Wang

Gerald Panneton	Zhi Wang
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars except for number of shares)

	Years ended December 31
	2007	2006	2005
Expenses
Amortization	$6,272	$–	$–
Conference and travel	1,511,724	843,510	277,471
Exploration (schedule)	16,170,355	19,226,242	6,113,320
Exploration - stock-based compensation (note 8(d))	205,162	660,279	230,524
Foreign exchange (gain) loss	(1,988,158)	263,329	153,176
Insurance	164,075	131,880	99,614
Interest	309,045	916,021	–
Interest income	(858,891)	(56,668)	(142,887)
Legal, accounting and audit	533,765	860,049	294,393
Loss on extinguishment of promissory note (note 7)	475,000	–	–
Office and administration	2,080,201	2,387,458	730,431
Operations and administration - stock-based compensation (note 8(d))	2,336,326	1,950,259	584,797
Shareholder communications	387,122	353,977	197,350
Trust and filing	103,457	124,617	42,598
Loss before non-controlling interest	21,435,455	27,660,953	8,580,787
Non-controlling interest	–	(944,880)	–
Loss for the year	$21,435,455	$26,716,073	$8,580,787

Basic and diluted loss per share	$(0.18)	$(0.51)	$(0.22)

Weighted average number of common shares outstanding	116,675,784	52,849,728	39,516,486

See accompanying notes to the consolidated financial statements

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian Dollars)
Year ended December 31, 2007
Loss for the year	$21,435,455
Other comprehensive loss	–
Total Comprehensive Loss	$21,435,455

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
	Years ended December 31
	2007	2006	2005
Deficit, beginning of year	$(41,717,265)	$(15,001,192)	$(6,420,405)
Adjustment for adoption of new accounting standards (note 3(a))	(565,634)	–	–
	(42,282,899)	(15,001,192)	(6,420,405)
Loss for the year	(21,435,455)	(26,716,073)	(8,580,787)
Deficit, end of year	$(63,718,354)	$(41,717,265)	$(15,001,192)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2007	2006	2005

Operating activities
Loss for the year	$(21,435,455)	$(26,716,073)	$(8,580,787)
Items not involving cash
Accretion, net of interest	–	230,298	–
Amortization	269,222	140,381	2,806
Debt interest paid by issuance of common shares	156,274	151,233	–
Accrued loan interest	–	10,520	–
Foreign exchange loss (gain)	(2,905,000)	178,000	–
Loss on extinguishment of convertible promissory note	475,000	–	–
Non-controlling interest	–	(944,880)	–
Stock-based compensation	2,541,488	2,610,538	815,321
Changes in non-cash operating working capital
Amounts receivable	15,734	(664)	(155,037)
Prepaid expenses	(500,329)	(107,104)	57,767
Accounts payable and accrued liabilities	(1,669,000)	2,672,005	101,647
Due (to) from related parties	988,475	(501,256)	(239,556)
Cash used for operating activities	(22,063,591)	(22,277,002)	(7,997,839)

Investing activities
Acquisition of property and equipment	(294,175)	(524,545)	(14,030)
Acquisition of Great China Mining Inc. (net of cash paid) (note 5(a))	–	1,303,179	–
Acquisition of Highland Mining Inc. (net of cash acquired) (note 5(a))	–	–	(999,905)
Cash provided by (used for) investing activities	(294,175)	778,634	(1,013,935)

Financing activities
Issuance of common shares, net of issue costs	67,181,543	6,280,926	5,624,710
Issuance (repayment) of convertible promissory note	(12,075,000)	11,500,000	–
Loan (repayment) from related party	(1,500,000)	1,500,000	–
Cash provided by financing activities	53,606,543	19,280,926	5,624,710

Increase (decrease) in cash and cash equivalents	31,248,777	(2,217,442)	(3,387,064)
Cash and cash equivalents, beginning of year	1,791,802	4,009,244	7,396,308

Cash and cash equivalents, end of year	$33,040,579	$1,791,802	$4,009,244

Components of cash and cash equivalents are as follows:
Cash	$19,291,814	$1,679,686	$647,588
Bankers acceptances and term deposits	13,748,765	112,116	3,361,656
	$33,040,579	$1,791,802	$4,009,244

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$152,651	$367,695	$–

Non-cash financing and investing activities

Fair value of stock options transferred from contributed surplus to share
capital on options exercised	$285,094	$874,476	$2,997,539
Shares issued for interest payment on convertible promissory note	$156,274	$–	$–
Shares, options and warrants issued and to be issued pursuant to the acquisition
of Great China Mining Inc. and acquisition of related properties	$–	$82,376,136	$–
Long-term payable related to acquisition of surrounding properties	$–	$2,314,600	$–
Future Income Tax related to acquisition of surrounding properties	$–	$26,770,000	$–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property, China	2007	2006	2005

Exploration Costs
Amortization	$262,950	$140,381	$2,806
Assays and analysis	592,171	1,455,212	601,687
Drilling	2,476,029	5,559,219	2,909,216
Engineering	5,307,365	5,928,230	47,143
Environmental	1,759,826	786,757	–
Equipment rentals and leases	309,875	457,212	60,863
Freight	57,168	16,157	–
Geological	914,527	1,564,687	928,463
Graphics	37,175	90,413	41,464
Property and finders' fees	17,136	283,206	16,269
Site activities	2,286,371	1,307,752	927,943
Socioeconomic	1,738,148	997,989	248,432
Transportation	411,614	639,027	329,034
Incurred during the year	16,170,355	19,226,242	6,113,320
Non-cash stock based compensation	205,162	660,279	230,524
	16,375,517	19,886,521	6,343,844
Accumulated exploration expenses, beginning of year	29,603,097	9,716,576	3,372,732
Accumulated exploration expenses, end of year	$45,978,614	$29,603,097	$9,716,576

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties. The Company's mineral property interests are located in Tibet, China (note 5(a)).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(d)	Property and equipment

Property and equipment are primarily used in the Company's exploration activities and are stated at cost less accumulated amortization. Amortization of equipment related to the Company's exploration activities is included within exploration expenses. Amortization of equipment not specifically related to the Company's exploration activities is included in the consolidated statements of operations. Amortization is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and the date of issuance for other non-monetary transactions.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 8(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(g)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars ("CAD") at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the rates in effect at the date of transaction. Gains or losses on translation are recorded in the consolidated statements of operations.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(h)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments, property and equipment and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and determination of fair values of stock options and warrants. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company operated in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the related asset. As at the end of reported period, the Company did not have any asset retirement obligations.

(m)	Impairment of long-lived assets

The Company periodically reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(n)	Variable interest entities

Pursuant to Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"), the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. For the year ended December 31, 2005, the Company concluded that the Xietongmen joint venture was a variable interest entity requiring consolidation. For the years ended December 31, 2007 and 2006, the Company has determined that it has no variable interest entities.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a retrospective basis with no restatement to prior period financial statements.

	(i)	Section 3855 – Financial Instruments – Recognition and Measurement, and Section 3861 – Financial Instruments – Disclosure and Presentation

These standards set out criteria for the recognition and measurement of financial instruments and their disclosure for fiscal years beginning on or after October 1, 2006. These standards require all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value cannot be reliably determined, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

-

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in net income (loss).

-

Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in income when the asset is sold or deemed to be permanently impaired.

		-	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net income (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income.

At January 1, 2007, upon adoption of this standard, the Company designated the liability component of the convertible promissory note (note 7) as held for trading, and its carrying value was adjusted to its fair value of $11,600,000 (using estimates of discounted cash flows) with a charge to opening deficit of $565,634.

(ii)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company has not designated any agreements as hedges.

(iii)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events, and circumstances from other than the Company's shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income (loss)" until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

As at year ended December 31, 2007, the Company had no accumulated other comprehensive income or losses and for the year ended December 31, 2007, comprehensive loss equals net loss.

(iv)	Section 1506 – Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Accounting Standards Issued But Not Yet Effective

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

	(iii)	Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements for the fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this amended standard.

	(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	INVESTMENTS

	December 31	December 31
	2007	2006
Investment in Gibraltar preferred shares (note 4(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 8(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 4(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest at that time, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a public company with certain directors in common with Continental.

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that the holders may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. The holders also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. As at December 31, 2007, the conversion rate of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event was $5.14 and will increase by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid- up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd. (subsequently renamed Andean American Mining Corp.), a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

Xietongmen Property	December 31	December 31
	2007	2006

Balance, beginning of the year	$112,747,309	$1,903,525
Acquired during the year:
Acquisition of Great China Mining Inc. (ii)	–	75,212,559
Future income tax related to acquisition of
Great China Mining Inc. (ii)	–	25,070,000
Acquisition of surrounding properties (iii)	–	8,546,225
Future income tax related to acquisition of
surrounding properties (iii)	–	1,595,000
Accumulated mining permit costs (iv)	3,405,000	315,000
Future income tax related to accumulated mining permit costs	1,135,000	105,000
Balance, end of the year	$117,287,309	$112,747,309

(a)	Xietongmen Property

	(i)	Initial option agreements

In 2004, the Company reached an agreement (the "Option Agreement") with China NetTV Holdings Inc. (subsequently renamed Great China Mining Inc., "GCMI"), pursuant to which the Company had acquired the right to earn a 50%, increasable to 60%, interest in GCMI's Xietongmen copper-gold property ("Xietongmen Property"), via the acquisition of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property. The Xietongmen Property is located approximately 240 kilometres west of Lhasa.

In December 2005, the Company earned its 50% interest in Highland by paying option payments totalling US$2.0 million; and funding Highland US$5 million to allow it to conduct further exploration on the Xietongmen Property. The Company recorded $999,905 in 2005 as an acquisition cost, which represents the second of the two option payments required to earn its 50% interest in Highland.

Upon acquisition of 50% of Highland, the Company could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year. In early 2006, the Company completed its obligations under the Second Option, and consequently, earned an additional 10% of the common shares of Highland to bring the total it had earned in Highland to 60%.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Acquisition of Great China Mining Inc.

On December 15, 2006, the Company acquired 100% of the issued and outstanding common shares and options of GCMI, thereby effectively acquiring the remaining 40% of the Xietongmen Property that it did not already own. The results of operations of Great China Mining Inc. have been included in the consolidated financial statements of the Company commencing December 15, 2006.

The aggregate purchase price was $78,716,301, calculated as follows:
Issuance of 36,011,384 Continental common shares	$77,424,475
Issuance of 136,607 Continental common share purchase options	166,661
Termination costs paid in cash	161,000
Termination costs paid through the issuance of 40,000 Continental common
share purchase options	34,000
Related transaction costs	930,165
$78,716,301

The value of the 36,011,384 Continental common shares issued to the former GCMI shareholders was determined based on the closing market price of Continental's common shares on the date the shares were issued and the acquisition closed.

The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash	$3,537,265
Amounts receivable	26,346
Prepaid expenses	4,305
Plant and equipment	6,922
Mineral property interests	100,282,559
Accounts payable	(71,096)
Future income tax liability	(25,070,000)
$78,716,301

Consideration for the acquisition of GCMI included the issuance of 136,607 common share options of Continental. These options are exercisable until December 21, 2008 at a price of US$1.05 per share. The fair value of these options was estimated at $166,661 (note 8(e)) using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

Termination costs of certain former GCMI personnel included the issuance of 40,000 common share purchase options of Continental, exercisable until December 15, 2008 at a price of $2.10 per share. The fair value of these options was estimated at $34,000 using a

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

(iii)	Acquisition of Surrounding Properties

At the time of the acquisition of GCMI, the Company also effectively acquired a 100% interest in three mineral property interests, from vendors which included a director and principal shareholder of GCMI, totaling approximately 109 square kilometers (the "Surrounding Properties"), lying within an area of interest near the original Xietongmen Property. The Company acquired two of these mineral properties, named Donggapu and Zemodoula, by acquiring their two Cayman Islands holding companies, Top Mining Limited and Skyland Mining Limited. The Company acquired the third property, named Banongla, by Tian Yuan directly purchasing the Banongla exploration license. During 2007, the Company combined all these exploration licenses into one single license, held by Tian Yuan.

The aggregate purchase price of the Surrounding Properties was $8,546,225, calculated as follows:

Issuance of 1,500,000 common shares of Continental	$3,225,000
Issuance of 1,500,000 warrants	1,560,000
Cash – US$3,250,000	3,761,225
$8,546,225

The aggregate purchase price has been allocated as follows:

Mineral property interests	$10,141,225
Future income tax liability	(1,595,000)
$8,546,225

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment was made subsequent to the year end on February 4, 2008. Accordingly, at December 31, 2007, US$ 1,000,000 ($991,300) is included in current liabilities and US$ 1,000,000 ($991,300) is presented as a long-term payable. This long-term payable is non-interest bearing and is unsecured.

Consideration for the acquisition of interests in the three mineral properties included the issuance of 1,500,000 common share purchase warrants of Continental, exercisable until December 15, 2008 at a price of $1.59 per share. The fair value of these warrants was

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

estimated at $1,560,000 (note 8(e)) using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

(iv) Post-Acquisition Agreements

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

As at the date of entering into the Permits Consulting Agreement with the former director, and at December 31, 2006 and 2007, it was not determinable when the Company would ultimately receive the necessary mining permits for the Xietongmen Property. At December 31, 2007, the fair value of these 2,500,000 units, prorated over the expected period of service, has been estimated at $3,720,000 and has been charged to mineral property interests. An estimated future income tax liability of $1,240,000 has also been recorded. The fair value of the Continental common shares issuable upon receipt of permits was estimated using the price at December 31, 2007 of $1.59 (2006 – using the price at December 31, 2006 of $2.15). The fair value of the share purchase warrants issuable upon receipt of permits was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 66%; and expected dividends – nil (note 8(e)).

Under a separate option agreement, the same former director of GCMI was granted 700,000 options of the Company, for his services as a director and co-Chairman. One third of these options vest each year, over a three year period starting December 15, 2006. Each option is exercisable at $1.61 and expires on the earlier of 90 days following the date the individual ceases to be a director of the Company, or February 28, 2011. Stock-based compensation expense related to these options was estimated at $368,395 (2006 – $12,632). The fair value of these options was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

(b)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands (Haida Gwaii), British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold property

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

and will be convertible into common shares of Gibraltar's parent company Taseko Mines Limited ("Taseko"), upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 4(a)).

6.	PROPERTY AND EQUIPMENT

	December 31, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Leasehold
improvements	$47,848	$28,846	$19,002	$47,848	$10,769	$37,079
Computers	170,383	81,842	88,541	78,840	20,399	58,441
Field
equipment	185,884	118,186	67,698	126,182	36,638	89,544
Furniture	26,013	17,871	8,142	17,600	5,996	11,604
Vehicles	530,562	165,665	364,897	396,044	69,385	326,659
	$960,690	$412,410	$548,280	$666,514	$143,187	$523,327

7.	CONVERTIBLE PROMISSORY NOTE

On August 29, 2006, the Company issued to Taseko Mines Limited ("Taseko"), a public company with certain directors in common with Continental, a $11.5 million convertible promissory note (the "Note").

Taseko had the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into the Company's common shares at $2.05 per share if the Note was exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also received the right to participate in the Company's future financings (the "Participation Right") and in such event could redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note, or its redemption in the event that the Participation Right was exercised, Taseko would acquire a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provided for interest at the rate of 16% per annum payable monthly. Interest was payable in cash or, at Taseko's election, in the Company's common shares, based upon the higher of the five

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

day volume weighted average of the closing price of Company's common shares at the time the interest payment was due.

At issuance, the Company estimated the fair value of the conversion option at $695,932, using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 62%; and expected dividends – nil. The residual value was classified as a liability.

On February 20, 2007, Taseko redeemed this Note for $12.075 million, and exercised its Participation Right to participate in a private placement of the Company for $12.075 million based on the terms of this Note, acquiring 7,318,181 units at a price of $1.65 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008 (note 8(b)(ii)).

The continuity of the convertible note is as follows:

Liability component:
Present value of convertible promissory note at issuance, August 29, 2006	$10,804,068
Accretion, net of interest, for the year	230,298
Balance, December 31, 2006	11,034,366
Adjustment for adoption of new accounting standard (note 3(a)(i))	565,634
Balance, January 1, 2007	11,600,000
Conversion, February 20, 2007	(11,600,000)
Liability component, December 31, 2007	–

Equity component:
Conversion right	695,932
Conversion, February 20, 2007, to contributed surplus (note 8(e))	(695,932)
Equity component, December 31, 2007	–

Convertible promissory note, December 31, 2007	$–

Loss on extinguishment
Liability component, February 20, 2007	$11,600,000
Conversion, February 20, 2007	(12,075,000)
Loss on extinguishment of promissory note	$(475,000)

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

8.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

At December 31, 2007, the Company's authorized share capital consisted of:

	-	an unlimited number of common shares without par value; and

	-	an unlimited number of non-voting, redeemable preferred shares without par value.

Pursuant to the Arrangement with Gibraltar and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. The Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Issued and outstanding common share capital and shares to be issued

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2004	37,629,851	$10,843,269
Share purchase warrants exercised	5,620,000	3,558,000
Share purchase options exercised	4,056,334	2,066,710
Fair value of share options allocated to shares issued on exercise	–	2,997,539
Balance, December 31, 2005	47,306,185	$19,465,518
Share purchase warrants exercised	5,640,000	5,470,100
Share purchase options exercised	685,933	810,826
Shares issued for debt interest	95,915	151,233
Shares issued for mineral property interest (i)	37,511,384	80,649,475
Fair value of share options allocated to shares issued on exercise	–	874,476
Balance, December 31, 2006	91,239,417	$107,421,628
Private placement, net of share issuance costs (ii), (iii)	29,439,395	48,825,343
Share issued for interest on convertible promissory (note 7)	89,229	156,274
Share purchase warrants exercised (iii)	8,000,000	18,000,000
Share purchase options exercised	285,000	356,200
Fair value of share options allocated to shares issued on exercise	–	285,094
Balance, December 31, 2007	129,053,041	$175,044,539

Under agreements constituting part of the acquisition of GCMI (note 5(a)), twelve former shareholders of GCMI, holding an aggregate of 14,136,711 common shares, agreed to have their shares of the Company placed into escrow. Under the terms of the agreements, 380,000 shares are to be released from escrow each month, commencing January 2007.

(i)

In December 2006, the Company issued 36,011,384 common shares as consideration for the acquisition of GCMI. Each common share was recorded at $2.15, being the closing share price of the Company on December 15, 2006, the closing date of the acquisition.

In December 2006, the Company issued 1,500,000 units in relation to the acquisition of Top Mining Limited and Skyland Mining Limited. The units consisted of one common share at $2.15 per share and one share purchase warrant. One million of these warrants were exercisable until December 15, 2008 at $1.59 per share and the remaining 500,000 of these warrants were exercisable until February 14, 2009 at $1.59 per share.

(ii)

In February 2007, the Company completed a private placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32,075,000 ($30,825,343 net of issue costs). Each unit consisted of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $1.80 until February 20, 2008. The warrants are subject to accelerated expiration which can be triggered at the election of the Company, on 30 days' notice, if the Company's common shares trade at a

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

price of $2.25 for any ten-consecutive-day period. Subsequent to December 31, 2007, these warrants expired unexercised.

In connection with the financing, Taseko redeemed its convertible promissory note (note 7) for $12,075,000 and participated in this private placement by acquiring 7,318,181 units for $12,075,000.

(iii)

On March 29, 2007, the Company completed a private placement of 10,000,000 units at a price of $1.80 per unit for gross proceeds of $18,000,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable for 0.8 of a common share at $2.25 per share until September 29, 2007, and at $2.75 per share thereafter until December 29, 2007. During the year ended December 31, 2007, the Company amended the exercise price of these common share purchase warrants to $2.25. These warrants were exercised in their entirety on November 29, 2007, for net proceeds to the Company of $18,000,000.

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference		8(b)(i)	8(b)(i)	8(b)(ii)	8(b)(iii)
Expiry date	July 12	Dec. 15	Feb. 14	Feb. 20	Dec. 29
	2006	2008	2009	2008	2007
Exercise price	$1.05	$1.59	$1.59	$1.80	$2.25
Balance, Dec. 31, 2004	7,000,000	–	–	–	–
Exercised	(1,360,000)	–	–	–	–
Balance, Dec. 31, 2005	5,640,000	–	–	–	–
Issued	–	1,000,000	500,000	–	–
Exercised	(5,640,000)	–	–	–	–
Balance, Dec. 31, 2006	–	1,000,000	500,000	–	–
Issued	–	–	–	19,439,395	8,000,000
Exercised	–	–	–	–	(8,000,000)
Balance, Dec. 31, 2007	–	1,000,000	500,000	19,439,395	–

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares,

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 3,985,437 were exercisable at December 31, 2007 (December 31, 2006 – 2,054,772) , is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2004	4,812,334	$0.61
Granted	1,195,000	1.59
Exercised	(4,056,334)	0.51
Expired or cancelled	(91,733)	1.22
Balance, December 31, 2005	1,859,267	$1.44
Granted	4,071,607	1.69
Exercised	(685,933)	1.18
Expired or cancelled	(55,834)	1.83
Balance, December 31, 2006	5,189,107	$1.66
Granted	2,612,000	1.92
Exercised	(285,000)	1.25
Expired or cancelled	(961,500)	1.72
Balance, December 31, 2007	6,554,607	$1.77

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the Company's stock options outstanding at December 31, 2007

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
February 29, 2008	$1.61	20,000	–
December 15, 2008	$2.10	40,000	13,333
December 21, 2008	$1.21	136,607	136,607
February 27, 2009	$1.61	50,000	50,000
April 30, 2009	$2.01	1,260,000	935,500
November 30, 2009	$1.61	250,000	250,000
September 30, 2010	$1.68	148,000	–
February 28, 2011	$1.61	2,900,000	2,133,333
February 28, 2011	$1.68	350,000	–
February 29, 2012	$2.01	1,400,000	466,664
Total		6,554,607	3,985,437
Weighted average option price		$1.77	$1.74

Using an option pricing model with the assumptions noted below, the estimated fair values of all options granted during 2007, 2006 and 2005 have been reflected in the statement of operations as follows:

	December 31	December 31	December 31
	2007	2006	2005
Exploration
Engineering	$102,586	$62,536	$49,602
Environmental, socioeconomic and other	6,318	1,407	15,552
Geological	96,258	596,336	165,370
Exploration total	205,162	660,279	230,524
Operations and administration	2,336,326	1,950,259	584,797
Total compensation cost recognized in	$2,541,488	$2,610,538	$815,321
operations and credited to contributed surplus

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

The weighted average assumptions used to estimate the fair value of options during the years were:

	2007	2006	2005
Risk-free interest rate	3.93%	4.15%	4%
Expected life	3.86 years	1.65 years	1.46 years
Vesting period	6 to 18 months	6 to 18 months	6 to 18 months
Expected volatility	60%	69%	75%
Expected dividend yield	nil	nil	nil
Weighted average fair value	$ 0.84	$ 0.94	$ 0.77

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Subsequent to year-end, a total of 20,000 options were exercised for proceeds of $28,700 and 9,666 options were cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Contributed surplus

Balance, December 31, 2004	$2,727,254
Non-cash stock-based compensation	815,321
Share purchase options exercised, credited to share capital	(2,997,540)
Balance, December 31, 2005	545,035
Non-cash stock-based compensation	2,610,538
Options issued pursuant to acquisition of GCMI (note 5(a)(ii))	166,661
Warrants issued and to be issued pursuant to acquisition of GCMI	1,560,000
Increase in estimated fair value of warrants issued to a director on condition of	315,000
successfully obtaining the China Mining Permit (note 5(a)(iv))
Share purchase options exercised, credited to share capital	(874,475)
Balance, December 31, 2006	4,322,759
Non-cash stock-based compensation	2,541,488
Share purchase options exercised, credited to share capital	(285,094)
Conversion right, credited to contributed surplus upon extinguishment of the
convertible promissory note (note 7)	695,932
Increase in estimated fair value of warrants issued to a director on condition of	3,405,000
successfully obtaining the China Mining Permit (note 5(a)(iv))
Balance, December 31, 2007	$10,680,085

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 4(a)). The Company will redeem the shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro- rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the consolidated balance sheet of the Company.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from (to) related parties	2007	2006
Hunter Dickinson Inc. (b)	$(141,323)	$643,055
C.E.C. Engineering Ltd. (f)	(36,458)	–
Jack Yang/Sundecin Enterprises Inc. (g)	(27,371)	–
Dickson Hall & Associates Ltd. (h)	(44,444)	–
Qi Deng (i)	(30,000)	–
Zhengxun Guo (j)	443	–
Gerald Panneton	(66,267)	–
	$(345,420)	$643,055

Loan from Hunter Dickinson Inc. (c) & (d)	$–	$(1,500,000)

	Years ended December 31
Transactions:	2007	2006	2005
Hunter Dickinson Inc. – reimbursement for third
party expenses and services rendered (a)	$2,753,314	$3,517,910 $	1,296,586
Hunter Dickinson Inc. – interest (c) & (d)	55,126	10,521	–
Tibet Bojing (e)	227,614	197,310	–
Beijing Honglu (e)	461,450	52,550	–
C.E.C. Engineering (f)	169,762	4,928	–
Sundecin Enterprise Inc. (g)	147,753	–	–
Dickson Hall & Associates Ltd. (h)	271,336	209,057	–
Qi Deng (i)	279,956	184,953	–
Zhengxun Guo (j)	63,701	34,880	–
Xiaojun Ma (k)	35,435	6,833	–
Jinchuan Group Limited (l) – exercise of warrants
(note 8(b)(iii))	18,000,000	–	–
Taseko Mines Limited – interest (m)	254,155	151,233	–

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Related party balances receivable or payable, in the normal course, are non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDI.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(c)

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI, maturing on February 27, 2007, on an unsecured basis. The loan bears interest at 8% per annum.

On March 2, 2007, the Company repaid the loan on March 2, 2007 and paid $30,575 (2006 - $10,521) in interest.

(d)

On January 18, 2007, the Company signed another loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bore interest at 8% per annum.

The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)

During the year ended December 31, 2007, the Company paid $227,614 (2006 – $197,310; 2005 – $nil) and $461,445 (2006 – $52,550; 2005 – $nil) to Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu"), two companies controlled by a director of the Company, for consulting services.

(f)

During the year ended December 31, 2007, the Company paid $169,762 (2006 – $4,928; 2005 – $nil) to C.E.C. Engineering Ltd ("CEC Engineering"), a company controlled by a director of the Company, for engineering consulting services.

(g)	During the year ended December 31, 2007, the Company paid $147,753 (2006 – $nil; 2005 - $nil) to Sundecin Enterprises Inc., a company controlled by a director of the Company, for consulting services.

(h)

During the year ended December 31, 2007, the Company paid $271,336 (2006 – $209,057; 2005 – $nil) to Dickson Hall & Associates, a company controlled by an officer of the Company, for consulting services.

(i)

During the year ended December 31, 2007, the Company paid $279,956 (2006 – $184,953; 2005 – $nil) to Qi Deng, a director of Tian Yuan, the Company's main Tibetan subsidiary, for consulting and project management services.

(j)

During the year ended December 31, 2007, the Company paid $63,701 (2006 – $34,880; 2005 – $nil) to Zhengxun Guo, a director of Tian Yuan, the Company's main Tibetan subsidiary, for administrative and managerial services.

(k)	During the year ended December 31, 2007, the Company paid $35,435 (2006 – $6,833; 2005 – $nil) to Xiaojun Ma, a director of the Company, for administrative and managerial services.

(l)

During the year ended December 31, 2007, Mr. Fuyu Wang was appointed as a director of the Company. Fuyu Wang is also a director of Jinchuan Group Limited ("Jinchuan"). Subsequent to his appointment as a director of the Company, Jinchuan exercised 8 million warrants, for net proceeds to the Company of $18,000,000 (note 8 (b)(iii)).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(m)

In February 2007, the Company redeemed the $11,500,000 convertible promissory note held by Taseko at 105% of the principal amount (note 7). Taseko and the Company are related by virtue of having certain directors in common. During the year ended December 31, 2007, the Company paid interest related to this convertible promissory note to Taseko of $254,155, of which $156,274 was paid to Taseko by the issuance of 89,229 common shares of the Company.

10.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair value of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances.

The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 4), are not practicably determinable due to the nature of the amounts and the absence of a quoted market price for such instruments.

The fair value of the long-term payable is estimated to be $1,983,000, based on discounted future cash flows.

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments and with major financial institutions. Substantially all the Company's cash in Canada is held with one major financial institution and its subsidiaries. The Company does not have any financial assets that are invested in asset backed commercial paper.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(ii)	Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts and bankers acceptances, which are immediately available on demand for the Company’s use, and which are not invested in any asset backed deposits/investments.

For cash held in China, the repatriation of this cash in foreign currency is permitted upon the routine approval of the PRC State Administration for Foreign Exchange. The Company's Chinese subsidiary is required to obtain routine tax clearances from the authorities to remit services fees and royalties for large amounts.

The following are the contractual maturities of financial liabilities:

	Carrying	Contractual
2007	amount	cash flow	2007	2008	2009	2010
Accounts
payable and
accrued
liabilities	$1,912,150	$1,912,150	–	$1,912,150	–	–
Amounts due
to related
parties	345,420	345,420	–	345,420	–	–
Long-term
payable	1,982,600	1,982,600	–	991,300	495,650	495,650

	Carrying	Contractual
2006	amount	cash flow	2007	2008	2009	2010
Accounts
payable and
accrued
liabilities	$3,581,150	$3,581,150	$3,581,150	–	–	–
Loan from
related party	1,500,000	1,500,000	1,500,000	–	–	–
Long-term
payable	2,314,600	2,314,600	578,650	578,650	578,650	578,650
Convertible
promissory
note	11,034,366	11,500,000	11,500,000	–	–	–

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

Foreign exchange risk

A significant portion of the Company's administrative operations are in Canada.

While the Company incurs some of its exploration expenditures in Canadian dollars, a significant portion is incurred in Chinese Renminbi Yuan (“RMB”), and consequently are subject to exchange rate risk.

The Company typically holds a significant portion of its cash in Canadian dollars (“CAD”) and reports the results of its operations in Canadian dollars. The Company is exposed to exchange rate sensitivity, to the extent that the Canadian dollar fluctuates with the US dollar (“USD”) and the RMB.

The Company’s liabilities are typically denominated in Canadian dollars and RMB and the Company has no material commitments in other currencies. However, the Company has a US$2,000,000 liability as a result of the acquisition of the surrounding properties, payable in US dollars, at a rate of US$500,000 per year (note 5(a)(iii)) .

The Company currently does not engage in foreign currency hedging.

The exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is as follows:

	As at	As at
The amounts are expressed in CAD	December 31,	December 31,
equivalents	2007	2006
Canadian dollars	$32,566,475	$1,877,032
United States dollars	426,109	124,207
Chinese renminbi	259,859	661,216
Total financial assets	$33,252,443	$2,662,455

Canadian dollars	$699,767	$14,206,590
United States dollars	1,996,537	2,488,604
Chinese renminbi	1,408,867	1,734,922
Total financial liabilities	$4,105,171	$18,430,116

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

The following significant exchange rates applied during the year:

	2007	2006
USD to CAD
United States dollars – closing rate	1.0088	0.8515
United States dollars – average rate	0.9304	0.8818

RMB to CAD
Chinese renminbi – closing rate	7.39	6.70
Chinese renminbi – average rate	7.08	7.03

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Other than the US$2 million non-interest bearing debt related to the acquisition of the surrounding properties (note 5(a)(iii)), the Company has no debt, other than routine accounts payable.

Commodity price risk

While the value of Continental's resource properties relate to the price of copper and gold metals and their outlook, Continental currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities.

Copper and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

11.	INCOME TAXES

As at December 31, 2007 and 2006, the estimated tax effect of the significant components within the Company's future tax assets (liabilities) were as follows:

	December 31	December 31
	2007	2006
Resource pools and loss carry forwards – Canada	$10,102,000	$8,036,000
Equipment	50,000	–
Other	314,000	313,000
Subtotal	10,466,000	8,349,000
Valuation allowance	(10,466,000)	(8,349,000)
Future income tax assets	–	–
Mineral properties	(25,510,000)	(26,948,000)
Net future income tax assets (liability)	$(25,510,000)	$(26,948,000)

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2007 – 34.1%; 2006 – 34.1%) for the following reasons:

	Years ended
	December 31	December 31	December 31
	2007	2006	2005
Income tax at statutory rates	$(7,314,000)	$(9,067,000)	$(670,000)
Difference in foreign tax rates	2,098,000	1,772,000	–
Change in valuation allowance	2,117,000	7,079,000	–
Permanent differences	1,007,000	564,000	820,000
Other non-deductible items	1,354,000	(62,000)	(150,000)
Change due to foreign exchange differences	757,000	117,000	–
Other	(19,000)	(403,000)	–
	$–	$–	$–

For the year ended December 31, 2007, the difference between the Company's actual tax recovery of $nil and the expected recovery calculated by applying statutory rates to the loss for the year are due primarily to non-capital loss carry-forwards for which no benefit has been recognized and stock based compensation which is not deductible for tax purposes.

At December 31, 2007, the Company's tax attributes included Canadian resource pools totaling approximately $0.3 million (2006 – $0.3 million), which are available indefinitely to offset future taxable income, and financing costs totalling approximately $1.2 million (2006 – $0.9 million). Additionally, Canadian capital and non-capital losses carried forward of approximately $12.8 million (2006 – $8.6 million) expire in periods ranging from 1 to 20 years. At December 31, 2007, the Company had resource pools and losses carried forward totalling $44.5 million (2006 – $34.8 million).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

12.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the years ended December 31
	2007	2006	2005
Losses for the years
Canada	$6,983,885	$7,489,831	$2,467,467
Cayman Islands	35,080	–	–
China	14,416,490	19,226,242	6,113,320
Total	$21,435,455	$26,716,073	$8,580,787

	As at December 31
	2007	2006
Current assets
Canada	$32,725,418	$2,137,282
Cayman Islands	33,029	–
China	1,162,403	693,251
Total	$33,920,850	$2,830,533

Property and equipment
Canada	$5,608	$–
China	542,672	523,327
Total	$548,280	$523,327

Mineral property interests
Canada	$–	$–
China	117,287,309	112,747,309
Total	$117,287,309	$112,747,309